Exhibit 17

CONFIRMATION OF ASSIGNMENT

To:

Atlas SAS

16 rue de la Ville L'Évêque

75008 Paris

Assignment confirmation regarding purchase of shares

Reference is made to the correspondence between Atlas SAS, a French société par actions simplifiée, having its registered office at 16, rue de la Ville L'Évêque, 75008 Paris, France, registered with the Trade and Companies Register under number 935 295 519 R.C.S. Paris (the “Client”) and DNB Markets, a part of DNB Bank ASA, Sweden Branch, with branch organisation number 516406-0161 (the “Contractor” or “DNB Markets”, and together with the Client, the “Parties” and each a “Party”) regarding the purchase outside the United States of Swedish Depositary Receipts representing shares issued by Millicom International Cellular S.A. (the “Instruments” and the “Company”, respectively).

1.	Assignment

The Contractor confirms the following order for execution of the purchase (the “Assignment”):

A.	The Client appoints the Contractor, who accepts the Assignment, to endeavor to purchase outside the United States a number of Instruments in an amount which shall not cause the Client to hold, in aggregate with any and all Instruments and other type of securities of the Company that the Client owns or will own during the Purchase Period (as defined in Annex A), directly or indirectly, more than 72,000,000 Instruments and common shares of the Company (the “Target Number of Instruments”), on the Client’s behalf and for the Client’s account during the Purchase Period in accordance with the terms and conditions set forth in Annex A.

B.	The Contractor is authorized to and will lead-manage the purchases and make its trading decisions concerning the volume and timing of the purchases of the Instruments independently of the Client. The Client shall not exercise or attempt to exercise authority over any purchases of Instruments executed by the Contractor pursuant to the Assignment, and the Client shall not provide to the Contractor’s trading team dealing with the Assignment any information or instructions with respect to the Assignment which would influence the interventions of the Contractor in respect thereof. Additionally, the Assignment does not permit the Client to exercise any subsequent influence over how, when, or whether to effect any purchases of Instruments under the Assignment. The Client represents and covenants to the Contractor that it shall not, during the Purchase Period (as defined in Annex A), alter or deviate from the terms of the Assignment to purchase Instruments or enter into an offsetting transaction or position with respect to Instruments, notwithstanding the ability for Client to make purchases of, or enter into a concurrent mandate for the purchase of common shares of the Company in the United States. The Instruments shall be bought by the Contractor on the Swedish Exchange and/or any relevant trading venues and/or directly from brokers or directly from sellers of the Instruments.

C.	The Contractor will effectuate all purchases based on a best effort basis but in any event without prejudice to the Maximum Price per Instrument as set forth in Annex A.

D.	Promptly after market close on each trading day during the Purchase Period (as such term is defined in Annex A), the Client will receive an e-mail from the Contractor with the number of Instruments bought and aggregate price paid for such Instruments (if any) in the reporting format pre-agreed with Client, unless otherwise instructed by the Client in the form of a standard contract note.

2.	Regulatory compliance

The Client shall be solely responsible for its compliance with all applicable laws and regulations relating to its purchases, including without limitation any disclosure and reporting obligations, stock exchange regulation, takeover rules, insider trading regulations and market manipulation regulations.

CONFIRMATION OF ASSIGNMENT

Please note that the Client shall not enter into this Assignment confirmation and thereby give any orders to purchase Instruments if the Client is in possession of inside information which is not made public, including where the Company has decided to delay public disclosure of information in accordance with article 17 of the EU Market Abuse Regulation.

For the avoidance of doubt, the present Assignment shall not be construed as a plan intended to benefit from the affirmative defense provided by Rule 10b5-1 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

3.	FEES

The Client shall pay to the Contractor, on the relevant Settlement Date (as defined in Annex A and subject to timely notification by the Contractor of the relevant purchase under paragraph 1D) with respect to the Instruments purchased by the Contractor on any trading day, a fee equal to 5 basis point (0.05%) of the daily purchase amount (equal to the number of Instruments purchased by the Contractor on such day multiplied by the actual price per Instrument at which such Instruments have been purchased by the Contractor in SEK in respect of that trading day) (the “Provision Fee”). The Provision Fee amounts in SEK will be paid by the Client to the Contractor, at the Client’s election, either (x) directly in SEK, or (y) in USD or EUR as converted by the Contractor in SEK at the Contractor's relevant foreign rate of exchange at each relevant purchase date or at a rate otherwise agreed between the Client and the Contractor from time to time

4.	OTHER

Each of the Parties may terminate the Assignment by written notice (email being sufficient) with effect on the 1st trading day following the receipt of such notice by the other Party, provided that, in case of termination by the Client, the Client does not have inside information (as defined under the EU Market Abuse Regulation) at the time of such notice. Postponement of the Assignment or notice of the same is not termination. Any accrued rights and liabilities, including fees earned and expenses incurred by the Contractor, shall remain in force after the expiry or termination of the Assignment. Any termination or postponement of the Assignment by the Client shall include instructions as to whether already placed orders should be cancelled by the Contractor.

This Assignment may be amended, modified or waived by the Parties, as agreed in writing, provided:

(a)	that such amendment, modification or waiver (i) is in writing, and (ii) is made in good faith;

(b)	that at the time of such amendment, modification or waiver the Client shall be deemed to have represented and warranted to the Contractor that it is not in possession of any inside information (as defined in the EU Market Abuse Regulation), with respect to the Company, the Instruments and/or the common shares issued by the Company; and

(c)	that at the time of such amendment, modification or waiver the Client is not subject to a closed period as referred to in article 19(11) of the EU Market Abuse Regulation.

DNB Bank ASA (“DNB”) has entered into an agreement to acquire all the shares of Carnegie Holding AB (the “Acquisition”). The Parties acknowledge and agree that, without affecting the Assignment and execution thereof or the rights of the Client under this Assignment, the Contractor shall have the right, by providing prior written notice to the Client, (i) to assign or transfer this Assignment, including all rights and obligations hereunder, to an entity within the DNB group of companies, or, alternatively (ii) to cause such DNB’s group entity to enter into a new agreement in terms identical to this Assignment, mutatis mutandis, with the Client with effect from such new agreement, following any reorganisation or transfer involving the Contractor arising from the Acquisition.

5.	REGULATORY

DNB Markets, a part of DNB Bank ASA, Sweden Branch (“DNB Markets”) is a business unit within DNB Bank ASA, Sweden Branch, reg. no 516406-0161, (“DNB Sweden”) the Swedish branch office of DNB Bank ASA, company reg. no 981 276 957 (“DNB ASA”).

DNB ASA is a Norwegian bank authorized under the rules of Directive 2014/65/EU (“MiFID II”) to provide various banking services and investment services relating to financial instruments, including reception, transmission and execution of orders on behalf of clients, dealing on own account, investment advice, and placing/underwriting of financial instruments.

CONFIRMATION OF ASSIGNMENT

DNB ASA is under the supervision of the Financial Supervisory Authority of Norway (Finanstilsynet), Revierstredet 3, 0107 Oslo (www. finanstilsynet.no). DNB Sweden is also, for certain matters, under the supervision of the Swedish Financial Supervisory Authority, in its capacity as host state regulator of the branch.

DNB Markets is obliged to classify its clients according to MiFID II. On the basis of the information available, each Client will be classified as professional. Thus, each Client will not benefit from the regulatory protections that apply for non-professional Client. For further information about the classification of each Client, please see references in paragraph 5.4 below or contact the Contractor. Each Client is responsible for keeping DNB Markets informed about any changes that could affect its classification.

DNB Sweden is the controller in relation to personal data. DNB Sweden will according to these standard terms receive, collect and process personal data in accordance with the DNB Sweden’s privacy policy which can be found at:

https://www.dnb.se/portalfront/dnb_se/AllmanaVillkor/Privacy_policy.pdf

Personal data will be processed and kept in accordance with prevailing laws and regulations. The purposes of processing personal data are to execute the agreements entered into between DNB Markets and its Clients, administration, invoicing/settlement and the marketing of investment products and services. Should there be a statutory duty to disclose information, personal data may be handed over to public authorities. This also apply for mandatory transaction reporting pursuant to applicable regulations. Each Client may request information about the processing of personal data carried out by DNB Sweden and ask what data is registered. Each Client may demand that incorrect or defective information be rectified, and that information is to be deleted when the purpose of the processing has been completed and the information cannot be used/archived for other purposes.

DNB Markets makes mandatory recordings of all incoming and outgoing communication in connection with the provision of its services, including e-mails, telephone conversations, text messages and electronic chats, and may use such records as evidence of each Client’s instructions, DNB Market’s advice, bring down meetings etc. Voice recordings and other documentation will be stored by DNB Markets. All records will be deleted as a matter of routine after a period determined by DNB Markets in accordance with the relevant legislation and internal procedures. Voice recordings will be stored by the DNB Markets for the retention period stipulated by prevailing legislation, calculated from the recording date, and will normally be deleted following the expiry of the mandatory storage period. Recordings of conversations with each Client may be traced by searching, among other things, for the time of the call, the incoming and outgoing telephone numbers and DNB Market’s employee who took part in the call. Government authorities and stock exchanges may, pursuant to laws or regulations, request copies of such records.

This Assignment shall be governed by the laws of Sweden.

The competent courts of Stockholm will have exclusive jurisdiction to settle any disputes arising out of or related to the validity, interpretation or enforcement of this Assignment.

6.	REPRESENTATIONS

The Client represents and warrants that:

a.     it has full power to enter into and perform its obligations under the Assignment and to purchase the Instruments;

b.     all authorizations, approvals, consents and licenses required by it (corporate, legal or otherwise) for the purchase of the Instruments and the transaction contemplated hereby have been obtained, to the extent necessary;

c.     it is entering into the Assignment in good faith and shall act in good faith with respect to the Assignment;

d.     on the date hereof, it does not possess and is not aware of any inside information (as defined in article 7 of MAR), with respect to the Company, the common shares of the Company and/or the Instruments;

CONFIRMATION OF ASSIGNMENT

e.     it shall not disclose to the Contractor any information which may be considered as inside information as defined in article 7 of MAR, notwithstanding any information relating to the existence or execution of any purchase plan for the purposes of complying with the Target Number of Instruments requirement as set forth in Article 1A. Should such insider information be disclosed to the Contractor, the Contractor will take any and all necessary steps to ensure that such inside information will not be transferred nor used on its own behalf or on behalf of third parties, either directly or indirectly;

f.     it shall be responsible for making all declarations, filings and notifications relating to transaction reporting (including as a person discharging managerial responsibilities, or any of their related parties, under MAR or any similar regulation) and crossing of thresholds that would be required by the by-laws of the Company or by applicable laws and regulations; and

g.     it authorizes the recording of the phone conversations by the Contractor during the execution of the Assignment and to produce such recordings as a proof before any courts or regulatory authorities.

7.	SANCTIONS

For the purposes of this article, the terms "Sanctioned Person" and "Sanctions" shall have the following meanings:

“Sanctioned Person” means any person, whether or not having a legal personality that is:

i.     listed on any list of designated persons in application of Sanctions;

ii.     located in, or organised under the laws of, any country or territory that is subject to comprehensive Sanctions;

iii.     directly or indirectly owned or controlled, as defined by the relevant Sanctions, by a person referred to in (i) or (ii) above;

iv.     which otherwise is, or will become with the expiry of any period of time, subject to Sanctions.

“Sanctions” means any economic or financial sanctions, trade embargoes or similar measures enacted, administered or enforced by any of the following (or by any agency of any of the following):

i.     the United Nations;

ii.     the United States of America;

iii.     the United Kingdom; or

iv.     the European Union or any present or future member state thereof;

v.     to the extent permitted by laws and regulations, any other jurisdiction relevant applicable to the performance of the Assignment.

Each Party represents and warrants to the other party at all times during the term of this Assignment that neither it nor any of its affiliates nor, to the best of its knowledge, any controlled person, nor any agents is a Sanctioned Person.

The Client understands that the Contractor must not deal with any transaction for the benefit of a Sanctioned Person or in a manner that would constitute a violation of the Sanctions. As such, and notwithstanding the fact that the operations have already been carried out, the Contractor may immediately suspend any payment, promise to pay or authorization to pay (or give any valuable consideration), if the Client is subject to Sanctions or does not comply with the representations or warranties provided for in this article. Subject to applicable laws, regulations and authorizations of the competent authorities, the Client may make such payment to a frozen account for the benefit of the Contractor.

Either Party may terminate the Assignment with immediate effect and without compensation if the other party is in breach of the sanctions, representations or warranties provided for in this clause.

8.	INDEMNITY AND LIMITATION OF LIABILITY

The Client shall be liable, and shall indemnify DNB Markets against direct losses (excluding loss of profit), expenses and obligations of any kind incurred by DNB Markets as a direct result of a breach or rule violation, including interest on overdue payments, fees and charges for internal and external legal assistance. Such documented losses, expenses and obligations must be paid upon demand for payment.

CONFIRMATION OF ASSIGNMENT

DNB Markets shall be liable to pay compensation in the event of gross negligence or wilful default in carrying out the Assignment. If a claim is connected to DNB Markets’ use of documents or other information that has been supplied by the Client, or which must be regarded as approved by the Client, DNB Markets shall not be liable in any event. The same applies to claims that are caused by or connected with DNB Markets having followed the Client’s oral or written instructions. DNB Markets’ compensation liability towards the Client shall in all circumstances be limited to DNB Markets’ consideration as stated in the Agreement. DNB Markets shall in no circumstances be liable for indirect loss of any kind that may be incurred by the Client, including loss as a result of the Client’s agreement or opportunity for an agreement with a third party either fully or partially lapsing or not being fulfilled. The Client may present a claim towards DNB Markets according to this provision regardless of if the Client previously has indemnified the Contractor against claims based on the same circumstances.

9.	APPROVAL OF THE GENERAL TERMS

By signature of the Engagement Letter the Client also accepts the General Terms of DNB Markets (the "General Terms") in the condition they exist upon the signing of this assignment confirmation. The General Terms constitute an integrated part of the Assignment confirmation. In the event of any discrepancy between the General Terms and this Assignment confirmation, this Assignment shall prevail. The General Terms are available at:

https://www.dnb.no/en/markets/terms-and-agreements/general-business-terms

Additional information about DNB Markets and the provision of its services can be found at:

https://www.dnb.no/en/markets/terms-and-agreements

CONFIRMATION OF ASSIGNMENT

DNB MARKETS, a part of DNB Bank ASA, Sweden Branch

Name:	Name:
Title:	Title:

Atlas confirms its agreement to the terms set out in the Assignment confirmation.

ATLAS SAS

Name:
Title:

CONFIRMATION OF ASSIGNMENT

ANNEX A

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